Total # of Exhibits: 4
Exhibit Index: p.2

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03039285

PE
11-1-03

NOV 26 2003

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2003 (Second Filing)

Commission File Number: 0-28800

PROCESSED
NOV 28 2003
THOMSON FINANCIAL

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, Johannesburg South Africa, 2193
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

45377817.1

WKM

Attached to the Registrant's Form 6-K Filing for the month of November 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rules 3.72 to 3.75 relating to Mr. Ian Louis Murray's sale of 11,718 ordinary shares of the Registrant at a price of R20.50 on October 30, 2003.	5
2.	(i) the Registrant's application to the JSE, dated October 31, 2003, relating to the listing of 1,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 31, 2003 relating to the listing of 1,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 1,500 ordinary shares.	7
3.	(i) the Registrant's application to the JSE, dated November 4, 2003, relating to the listing of 3,000,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 5, 2003 relating to the listing of 3,000,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 3,000,000 ordinary shares.	15
4.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rules 3.72 to 3.75 relating to Mr. Mark Wellesley-Wood's sale of 4,000 ordinary shares of the Registrant at a price of R18.00 and 6,000 ordinary shares of the Registrant at a price of R18.25 on November 19, 2003.	33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 

Andrea Townsend
Company Secretary

Dated: November 25, 2003

Exhibit 1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTORS

In compliance with rules 3.72 to 3.75 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed.

Mr Ian Louis Murray, currently Deputy Chief Executive Officer of DRD, traded in DRD shares as follows.

Date	30.10.2003
Selling price	R20.50
Number of shares	11 718
Aggregate value	R240 219
Class of security	Ordinary
Nature of transaction	Disposal
Nature of interest	Direct, beneficial

Johannesburg
30 October 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 2



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 10 30

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 1 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
1 500	7.26

The new ordinary shares are to be listed on 30 October 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	211 402 045 ordinary no par value Shares
Stated Capital Account:	R2 792 654 334.64

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	211 403 545 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 792 654 334.64
This issue	R 10 890.00
Total	R2 792 665 224.64

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 30 October 2003.

Block listing calculation:

Balance b/f	R17 916 475.54
This issue	R 10 890.00
Balance available	R17 905 585.54

Yours faithfully



....
Director



....
Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

30/10/03

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 October 2003
REF: NM/tm/9978

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 October 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 3 November 2003 in respect of 1 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 792 665 224-64 divided into 211 403 545 ordinary shares of no par value.

A balance of R17 916 475-54 has been brought forward from your previous application dated 25 September 2003. The issue price of the shares which are the subject of this application is R10 890-00 which leaves a balance of R17 905 585-54 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 30 - 10 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 00000	ORD	5000 000	Cum Pref	0 - 10	500 000 -00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total	-		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 06 - 11 - 2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date of receipt by Registrar of Companies

2003 -11- 13

Date stamp of companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
211402045	ORD	①	②	500 000	Cum Pref	0-10	500 000-00
Total 211402045		Total	R	Total		Total	R 500 000-00

① 13,210157,61 ② ③ 2792654334-64

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________ R 500 000-00

Stated capital ________ R 2792654334-64

Premium account ________ R ________

Total issued capital ________ R 2793154334-64

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
1500	ORD	7.26	10890					
Total 1500		Total	R	Total			Total	R

① 10890

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. Shares Issue I.T.O Employee Share options

c. The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	[illegible] Empire Road	1500	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
211 403 545	ORD	①	②	500 000	Cum Pref	0-10	–	–	500 000-00
Total 211 403 545		Total	R	Total				Total R	500 000-00

① 13,210 11539 ②/B 2792 665 224-64

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500 000-00

State capital ______ R 2792 665 224-64

Premium account ______ R ______

Total issued capital ______ R 2793 165 224-64

Certified correct.

Date 06-11-2003 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account.

Balance BF	2792 654 334-64
This issue	10 890 00
	R 2792 665 224 64

Exhibit 3


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 November 2003
REF: BN/jvdm/10004

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES: ISSUE OF SHARES FOR CASH

Your application for listing dated 4 November 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 6 November 2003 in respect of 3 000 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 847 991 138-48 divided into 214 403 545 ordinary shares of no par value.

Thank you for payment of R54 086-16 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 11 04

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 3 000 000 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 3 000 000 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 04 November 2003. The 3 000 000 new ordinary shares will be issued to Investec Group Limited in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 22 November 2002. The issue price is $2.6842 (R18.46) per share. This represents a discount of less then 10% to the 30-day trade weighted average price per ordinary share on the NASDAQ at the close of trade on 30 October 2003.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. Stated Capital at present:

Authorised:	300 000 000 ordinary no par value shares
Issued:	211 403 545 ordinary no par value shares
Stated Capital Account:	R2 792 665 224.64

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

5. **Stated Capital after this issue:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	214 403 545 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 792 665 224.64
This issue	R 55 380 000.00
Listing expenses	R 54 086.16
TOTAL	R2 847 991 138.48

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R54 086.16 is attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 6 189 - 99.92%

9. The new ordinary shares will be allotted and share certificates issued on 04 November 2003.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application.

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 23 OCTOBER 2003

RESOLVED:

THAT the Company allot and issue 3 000 000 new ordinary shares by way of general issue under its blanket authority to issue shares for cash to Investec at a USD amount equal to 95% of the simple average of the daily volume Weighted Average Price of Durban Roodepoort Deep, Limited American Depository Receipt on the NASDAQ Exchange for the 5 business days ending on and including the 30th October 2003.

THAT any director of the company be and he is hereby authorised and empowered to sign on behalf of the Company all documentation required to give effect to the above resolution.

CERTIFIED A TRUE COPY



Secretary

23/10/03.

Date

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 05-11-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	500 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 07-11-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390
Maraisburg

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
Date of receipt by Registrar of Companies

2003 -11- 13

Date stamp of companies Registration Office
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Filing



Investec Bank (Mauritius) Limited
7th Floor Harbour Front Building
John Kennedy Street
Port Louis Mauritius
Telephone (230) 207 4000
Facsimile (230) 208 6444
Website www.investec.com

CONFIRMATION

DATE: 31 October 2003

TO: Durban Roodepoort Deep Limited

FAX:

FROM: Investec Bank (Mauritius) Limited

SUBJECT: Share Purchase Transaction

REF No.:

---

1. The purpose of this communication is to set forth the terms and conditions of the transaction referred to above and entered into on the Trade Date specified below (the 'Transaction') between Investec Bank (Mauritius) Limited ("Investec") and Durban Roodepoort Deep, Limited ("Counterparty"). This communication constitutes a Confirmation' as referred to in the Agreement specified below.

2. This Confirmation is subject to, and incorporates, the 2000 ISDA Definitions and the 2002 Equity Derivatives Definitions (the "Definitions") as published by the International Swap Derivatives Association, Inc. ("ISDA"). In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will prevail. Notwithstanding the definition of Specified Transaction in the Agreement referred to below, this Transaction shall be deemed to be a Transaction for the purposes of the Agreement.

3. If Investec and Counterparty are parties to the 1992 ISDA Master Agreement, (the 'Agreement'), this Transaction and Confirmation supplements, forms part of and is subject to such Agreement. If Investec and Counterparty are not yet parties to the Agreement, both parties agree to use best efforts to promptly negotiate, execute and deliver the Agreement, including a standard form of Schedule and any addenda that may from time to time be required. Upon execution and delivery of the Agreement this Transaction and Confirmation shall supplement, form part of and be subject to such Agreement and will constitute a single agreement between the parties. Until such Agreement has been executed and delivered, this Transaction and Confirmation (together with all other Transactions and Confirmations previously entered into between us, notwithstanding anything to the contrary therein) shall supplement, form

21

part of and be subject to the 1992 ISDA Master Agreement, as if, on the Trade Date of the first such Transaction between the parties, the parties had executed that agreement (without any Schedule thereto) and specified that (i) the Cross Default will apply to both parties and that the Threshold Amount will be 3% of each Party's Shareholders Equity as disclosed in their latest published audited financial statements, (ii) the Credit Event Upon Merger Provisions will apply to both parties (iii) the Automatic Early Termination provisions contained in Section 6(a) of such agreement would not apply and that in the event of an Early Termination Date being designated a net payment amount in respect of the Terminated Transactions will be determined in accordance with the early termination payment calculation provisions of Section 6(e)(i) based on a payment measure of Market Quotation and a payment method of Second Method (iv) the Termination Currency will be selected by the Non-Defaulting Party and (v) upon the occurrence of an Event of Default with respect one party (X) the other party (Y) shall have the right to set off any obligation of X owing to Y against any obligations of Y owing to X as described in Section 6(e) of the Agreement. However, nothing in this part (v) will be deemed to create a charge or other security interest.

4. This Confirmation and Agreement referred to above, will be governed by and construed in accordance with the laws of South Africa.

5. Investec and Counterparty represent to each other that it has entered into this Transaction in reliance upon such tax, accounting, regulatory, legal and financial advice as it deemed necessary and not upon any view expressed by the other party.

6. The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	24 October 2003
Transaction Description:	Share purchase
Seller:	Counterparty
Buyer:	Investec
Shares:	3 million ordinary shares of Durban Roodepoort Deep, Limited
Purchase Consideration:	for each Share, an amount determined in US Dollars to be 95% of the simple average of the daily Volume Weighted Average Price of the Durban Roodepoort Deep, Limited – ADR (Bloomberg Code: DROOY) on the Exchange for the 5 business days ending on and including the 30th October 2003.
Payment Terms:	The Purchase Consideration shall be paid in two tranches. The first tranche shall be an amount of USD 3,500,000 which shall be paid on 27 October 2003. The second tranche shall be paid on 31 October 2003

7. Upon receipt hereof, Counterparty hereby agrees to review this Confirmation (Ref No) and to either i) notify Investec of any errors or discrepancies or ii) to confirm that the foregoing correctly sets forth the terms of the agreement with respect to the particular Transaction to which this Confirmation relates by signing this Confirmation and returning to facsimile , attention or iii) to achieve an exchange of Confirmations as intended by section 9(e)(ii) of the ISDA Master Agreement by sending an authorised Confirmation in ISDA format to facsimile , attention .

Very truly yours,
Investec Bank (Mauritius) Limited



Signed: ______________

Title: Chief Operating Officer

Date: 24 October 2003



Signed: ______________

Title: Company Secretary

Date: 24 October 2003

Agreed and Accepted By:
Durban Roodepoort Deep Limited



Signed: ______________

Title: Div Director Growth & Services

Date: 24/10/03

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
211 403 545	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 211 403 545		Total	R	Total		Total	R 500 000-00

(1) *3,21011539 (2)(3) 2792 665 224.64

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 500 000-00

Stated capital ____ R 2792 665 224-64

Premium account ____ R ____

Total issued capital ____ R 2793165 224-64

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
3000 000	ORD	18.46	55380000					
Total 3000 000		Total	R	Total			Total	R

(1) 55 380 000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

Contract Attached

c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
		[illegible]	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
214 403 545	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 214 403545		Total R		Total			Total R		500 000-00

(1) 13, 28332112 (2)(3) 2847991138-48

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 500 000-00

State capital ________ R 2847 991 138-48

Premium account ________ R ________

Total issued capital ________ R 2848491138-48

Certified correct.

Date 07-11-2003 Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance BF	2792 665 224-64
This issue	55380 000 00
Listing Expenses	54 086 16
	R 2847 991138-48


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 October 2003
REF: NM/tm/9978

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 October 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 3 November 2003 in respect of 1 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 792 665 224-64 divided into 211 403 545 ordinary shares of no par value.

A balance of R17 916 475-54 has been brought forward from your previous application dated 25 September 2003. The issue price of the shares which are the subject of this application is R10 890-00 which leaves a balance of R17 905 585-54 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Standard Corporate and Merchant Bank
Attention : Colin Maggs



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 10 30

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 1 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
1 500	7.26

The new ordinary shares are to be listed on 30 October 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	211 402 045 ordinary no par value Shares
Stated Capital Account:	R2 792 654 334.64

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	211 403 545 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 792 654 334.64
This issue	R 10 890.00
Total	R2 792 665 224.64

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 30 October 2003.

Block listing calculation:

Balance b/f	R17 916 475.54
This issue	R 10 890.00
Balance available	R17 905 585.54

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

30/10/03

DATE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 30 - 10 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 00000	ORD	5000 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total	-		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 06-11-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg


REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date of receipt by Registrar of Companies
2003 -11- 13
Date stamp of companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

30

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
No par value				Par value			
			R			R	R
211 402 045	ORD	①	②	500 000	Cum Pref	0-10	500 000-00
Total 211402045		Total	R	Total		Total	R 500 000-00

① 13,21015761 ②/③ 2792 654 334-64

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 2792 654 334-64

Premium account ______ R ______

Total issued capital ______ R 2793 154 334-64

5. Shares comprising this allotment:

Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
No par value				Par value				
		R	R			R	R	R
1500	ORD	7.26	10890					
Total 1500		Total	R	Total			Total	R

① 10890

6. (a) Shares allotted otherwise than for cash:

Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
No par value				Par value				
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

Shares issue i.t.o Employee Share options

c. The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	145 Empire Road	1500	ORD

7. Issued capital at date of this return:

	No par value			Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
211 403 545	ORD	(1)	(2)	500 000	Cum Pref	0-10	–	–	500 000 - 00
Total 211 403 545		Total	R	Total			Total	R	500 000 - 00

(1) 13,2011539 (2)(3) 2792 665 224-64.

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000 - 00

State capital R 2792 665 224-64

Premium account R

Total issued capital R 2793 165 224-64

Certified correct.

Date 06 - 11 - 2003 Signature [signature]

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account.

Balance BF	2792 654 334 - 64
This issue	10 890 00
	R 2792 665 224 64

Exhibit 4

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTORS

In compliance with rules 3.72 to 3.75 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed.

Mr Mark Wellesley-Wood, currently Chairman and Chief Executive Officer of DRD, traded in DRD shares as follows.

Date	19.11.2003
Selling price	R18.00
Number of shares	4 000
Aggregate value	R72 000
Class of security	Ordinary
Nature of transaction	Disposal
Nature of interest	Direct, beneficial

Date	19.11.2003
Selling price	R18.25
Number of shares	6 000
Aggregate value	R109 500
Class of security	Ordinary
Nature of transaction	Disposal
Nature of interest	Direct, beneficial

Johannesburg
20 November 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)